Item 77.H - Change in Control of
Registrant



Obtaining Control of Credit Suisse Trust
Commodity Return Strategy Portfolio

As of June 30, 2017, NML Variable Annuity
owned 66,379,475.04 shares of the Fund, which
represented 76.60% of the Fund.   As of
December 31, 2017, NML Variable Annuity
owned 78,031,572.643 shares of the Fund, which represented 76.99% of the Fund.
Accordingly, Shareholder has continued to be a controlling person of the Fund.